FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The following Significant Event notice was filed by Enersis Chile S.A. with the Chilean Superintendence of Securities and Insurance (the "SVS").  Enersis Chile S.A. was formed on February 1, 2016 by means of the demerger of Enersis S.A.  However, the distribution of the shares of Enersis Chile S.A. is still pending and is subject to registration with the SVS and the U.S. Securities and Exchange Commission.

SIGNIFICANT EVENT

Enersis Chile S.A.

Santiago, February 29, 2016

Ger. Gen. N°002/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law Nº 18,045, and as established under General Norm Nº30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (the “Company”), I hereby inform you of the following significant event:

At its meeting held today, and in accordance with article 147 under the Chilean Companies Act Law N° 18,046 (“LSA,” in its Spanish acronym), the Board of Directors’ of the Company has adopted the following Regularity Policy which states that the following will be considered as regular operations:

1.      Financial operations between related parties referred to commercial current account and/or financial loans, among others.

2.      Operations of financial nature or financial mediation that the Company performs on a regular basis with related parties, such as financial investments at fixed or variable rate instruments, acquisition or sale of currencies, financial derivatives, swaps, pacts, time deposits, lines of credit, loan securities, letters of credit, collateral letters, stand-by letters of credit, forward contracts, interest rates coverage, futures and options; operations related to current accounts, money desk daily operations, placement of funds and other regular financial treasury transactions.

3.      Related-party operations regarding information technology services, facilities and real estate services, data center, micro-computing, software and hardware, and in general all data management activities.

4.      Related-party operations regarding administration, senior management or professional services, financial management, corporate services and others alike, and those that also include accounting, financial reporting, fixed assets, sales and purchase ledger, treasury and banks, tax advisory, legal advisory, communications, human resources and organization services, investor relations, capital markets and compliance, general services and asset management, insurance, procurement, internal control and audit, and management of the crime prevention model.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Chile Central Bank)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 3, 2016